UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                               C-TEC Corporation
                               (Name of Issuer)

               Common Stock                    Class B Common Stock
             $1.00 Par Value                     $1.00 Par Value
                       (Title of Classes of Securities)

                126504109                           126504208
                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                         c/o Peter Kiewit Sons', Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               December 28, 1995
                    (Date of Event which Requires Filing of
                                this Statement)


                     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

                     Check the following box if a fee is being paid with this statement: [ ].

                     Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               RCN Corporation                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761384                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                         OO                                         |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 8,226,262 Common Stock (see Item 5)           |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 8,226,262 Common Stock (see Item 5)           |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 8,226,262 Common Stock (see Item 5);                               |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 43.1% of Common Stock; 60.9% of Class B Common Stock (see Item 5)  |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

               The following information amends the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D").
               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration.

               The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

               "The consideration used in the acquisition of the Exchange Shares (as defined in Item 4) by RCN was the Holdings Shares (as defined in
Item 4). The Exchange Shares were newly issued by the Company in connection with the Exchange Agreement (as defined in Item 4)."

Item 4.        Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

               "On December 28, 1995, RCN, RCN Holdings, Inc. ("Holdings"), the Company and, for certain purposes, KDG, entered into an Exchange Agreement dated as of that date (the "Exchange Agreement"). The signing of the Exchange Agreement and the closing of the transactions contemplated thereby took place simultaneously. Pursuant to the Exchange Agreement, on December 28, 1995, RCN, Holdings and the Company entered into an Agreement and Plan of Reorganization dated as of that date (the "Holdings Plan of Reorganization"). Also on December 28, 1995, RCN, KDG, the Company and the Special Committee (as defined below) entered into a separate letter agreement dated as of that date (the "Side Letter"). Copies of the Exchange Agreement, the Holdings Plan of Reorganization and the Side Letter are filed as Exhibits 3, 4 and 5 hereto, respectively, and are incorporated herein by reference. The descriptions herein of certain provisions of the Exchange Agreement, the Holdings Plan of Reorganization and the Side Letter are qualified in their entirety by reference thereto.

               Prior to the closing of the transactions contemplated by the Exchange Agreement, Holdings was a wholly owned subsidiary of RCN that owned 128,198 shares of Common Stock and 3,582,406 shares of Class B Stock.
Pursuant to the Exchange Agreement, and subject to the terms and conditions of that agreement, the Company acquired from RCN all of the issued and outstanding shares of common stock, par value $0.50 per share, of Holdings (the "Holdings Shares") in exchange for newly issued shares of Common Stock and Class B Stock (the "Exchange Shares") equal, respectively, to the number of shares of Common Stock and Class B Stock held by Holdings. Because the Exchange Shares equalled the number of shares of Common Stock and Class B Stock, respectively, which RCN formerly held indirectly through Holdings, the Exchange Agreement effected no increase or decrease in the beneficial ownership, voting power or other rights of RCN as a shareholder in the Company. The Exchange Agreement provides that, subject to the terms and conditions set forth therein, KDG and RCN, jointly and severally, indemnify C-TEC and any of its officers, directors, employees, stockholders, advisors, representatives, agents and affiliates (including Holdings but excluding RCN and KDG), against all liabilities of Holdings as of December 28, 1995, and against certain other liabilities in connection with the transactions contemplated by the Exchange Agreement. The Exchange Agreement was approved by a special committee of the Board of Directors of the Company (the "Special Committee"), which committee was composed of directors unaffiliated with RCN and KDG.

               Pursuant to the Holdings Plan of Reorganization, the Company agreed to dissolve Holdings as soon as practicable but in no event later than January 11, 1996. Upon such dissolution, the shares of Common Stock and Class B Stock owned by Holdings will be distributed to the Company.

               The Side Letter sets forth certain agreements of KDG and RCN in connection with the evaluation by the board of directors of the Company of certain strategic alternatives for its various business units. One of the strategic alternatives under evaluation would involve the spin-off by the Company of certain of its businesses to its shareholders and a merger of certain of its remaining businesses with an undetermined third party (collectively, or any similar transaction, being referred to as the "Possible Transaction"). Pursuant to the Side Letter, RCN agreed, subject to the terms and conditions set forth therein, to reduce its direct and indirect interest in the Company so that neither KDG nor any of its affiliates will be treated as holding a "50 percent or greater interest" in the Company within the meaning of Section 355(d) of the Internal Revenue Code, through a method and at a time reasonably selected by RCN, if the board of directors of the Company approves a merger or similar agreement in connection with the Possible Transaction, but only if such a reduction in RCN's percentage interest in the Company is reasonably required by the Special Committee to accomplish a related spin-off of certain of the Company's businesses on a tax-free basis to the Company and its shareholders. If RCN so reduces its percentage interest in C-TEC, KDG and RCN will maintain such reduced interest in the Company until the Possible Transaction is consummated, is abandoned or is no longer capable of consummation. KDG also agreed that, if the Possible Transaction does not occur, KDG will reimburse the Company for the reasonable fees and expenses incurred by the Company with respect to the Special Committee.

               The purpose of RCN entering into the Exchange Agreement, the Holdings Plan of Reorganization and the Side Letter was to achieve greater flexibility if RCN should decide in the future to liquidate all or a portion of its interest in the Company in a manner described earlier in this Item 4 or otherwise."

Item 5.        Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "(a) and (b) RCN and, for purposes of Section 13(d) of the Exchange Act, the Kiewit Companies, beneficially own, 8,226,262 shares of Common Stock, representing 43.1% of the Common Stock outstanding on November 30, 1995, and 5,094,223 shares of Class B Stock, representing 60.9% of the Class B Stock outstanding on November 30, 1995 (collectively, the "Company Shares"). Because the Common Stock has one vote per share and the Class B Stock has 15 votes per share, the Company Shares are entitled to cast 84,639,607 (59%) of the 144,482,409 total votes of all outstanding shares of Common Stock and Class B Stock on November 30, 1995.

               Each share of Class B Stock is convertible into one share of Common Stock. If all 5,094,223 shares of Class B Stock owned by RCN (but no other shares of Class B Stock) were converted into Common Stock, the Company Shares would comprise 13,320,485 shares of Common Stock representing 55% of the 24,179,587 shares of Common Stock then outstanding.

               RCN owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of RCN, KDG and PKS may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the C-TEC Shares.

               David McCourt is the beneficial owner of 6259.3498 shares of Common Stock and 6,000 shares of Class B Stock representing less than .1% of the 19,085,364 shares of Common Stock and 8,359,803 shares of Class B Stock, respectively, outstanding. Mr. McCourt has the sole power to vote or to direct the vote, and to dispose or direct the disposition of these shares. Mr. McCourt disclaims beneficial ownership of 225 shares of Common Stock beneficially owned by his wife.

               Except as set forth in this Item 5(a) and (b), none of the Kiewit Companies, nor, to the best of knowledge of the Kiewit Companies, any persons names in Schedule A or B hereto owns beneficially any shares of Common Stock or Class B Stock.

               (c) Other than RCN's acquisition of the Exchange Shares (as described in Item 4), no transactions in the Common Stock or the Class B Stock have been effected during the past 60 days by the Kiewit Companies or, to the best knowledge of the Kiewit Companies, by any of the persons named in Schedule A or B hereto.(1)

               (d)  Inapplicable.

               (e)  Inapplicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               The response set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "Except for the Stock Purchase Agreement, the Exchange Agreement, the Holdings Plan of Reorganization and the Side Letter, to the best knowledge of the Kiewit Companies, there are no contracts, arrangements,
(1) Excludes purchases of Common Stock by the Plan Administrator of the C-TEC Employee Stock Purchase Place on behalf of David McCourt.
understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.        Material to be Filed as Exhibits.

               The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

               "Exhibit 3: Exchange Agreement dated as of December 28, 1995 among RCN, RCN Holdings, Inc., the Company and, for certain purposes, KDG.

               Exhibit 4: Agreement and Plan of Reorganization dated as of December 28, 1995 among RCN, RCN Holdings, Inc. and the Company.

               Exhibit 5: Side letter dated as of December 28, 1995 among RCN, RCN Holdings, Inc., the Company and the Special Committee."

                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  January 3, 1996
                                       RCN CORPORATION



                                       By:  /s/ Matthew J. Johnson
                                            _________________________
                                            Name:   Matthew J. Johnson
                                            Title:  Vice President


Schedule B is amended to read in its entirety as follows:

                                                                    Schedule B



         DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS', INC.


               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons', Inc. ("PKS") are set forth below.

                                                             Principal
Name and               Business                              Occupation
Office Held            Address                Citizenship    or Employment
-------------------    -------------------    -----------    --------------

Walter Scott, Jr.      1000 Kiewit Plaza          USA        President, PKS
President, Director    Omaha, NE 68131

William L. Grewcock    1000 Kiewit Plaza          USA        Vice Chairman,
Vice Chairman,         Omaha, NE 68131                       PKS
Director

Robert E. Julian       1000 Kiewit Plaza          USA        Executive Vice
Exec. Vice Pres.,      Omaha, NE 68131                       President, PKS
Director

Kenneth E. Stinson     1000 Kiewit Plaza          USA        President,
Exec. Vice Pres.,      Omaha, NE 68131                       Kiewit
Director                                                     Construction
                                                             Group Inc.
Richard R. Jaros       1000 Kiewit Plaza          USA        Executive Vice
Exec. Vice Pres.,      Omaha, NE 68131                       President, PKS
Director
Richard Geary          215 V Street               USA        Executive Vice
Director               Vancouver, WA 98661                   President,
                                                             Kiewit
                                                             Construction
                                                             Group Inc.

Leonard W. Kearney     1000 Kiewit Plaza          USA        President,
Director               Omaha, NE 68131                       Kiewit
                                                             Construction
                                                             Co.

James Q. Crowe         3555 Farnam Street         USA        CEO, MFS
Director               Omaha, NE 68131                       Communications
                                                             Company, Inc.

George B. Toll, Jr.    10704 Shoemaker            USA        Executive Vice
Director               Ave.                                  President,
                       Santa Fe Springs,                     Kiewit
                       CA 90670                              Construction
                                                             Group Inc.

Peter Kiewit, Jr.      2600 N. Central            USA        Attorney
Director               Ave.
                       Phoenix, AZ 85004

Robert B. Daugherty    Guarantee Center           USA        Chairman,
Director               Suite 225                             Valmont
                       Omaha, NE 68114                       Industries
                                                             Inc.

Charles M. Harper      1 Central Park             USA        Chairman, RJR
Director               Plaza                                 Nabisco
                       Omaha, NE 68102                       Holdings, Inc.

Richard W. Colf        215 V Street               USA        Senior Vice
                       Vancouver, WA 98661                   President,
                                                             Kiewit Pacific
                                                             Co.

Bruce E. Grewcock      1000 Kiewit Plaza          USA        President,
                       Omaha, NE 68131                       Kiewit Mining
                                                             Group Inc.

Tait P. Johnson        1000 Kiewit Plaza          USA        President,
                       Omaha, NE 68131                       Gilbert
                                                             Southern Corp.